# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Axil Brands, Inc., CIK 0001718500
CUSIP: 76151R206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 9150 WILSHIRE BOULEVARD, UNIT 245, BEVERLY HILLS, California (CA), 90212
Date of event which requires filing of this statement: 08/18/2026
Amends the filing with accession number 0001520138-22-000411
Filed by CIK 0001063732
Persons authorized to receive notices and communications: Jeff Toghraie, c/o AXIL Brands, Inc., 9150 Wilshire Boulevard, Suite 245, Beverly Hills, California (CA), 90212, (888) 638-8883; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, (216) 566-5500

## Reporting persons
- JEFF TOGHRAIE (CIK 0001063732): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 2,521,700; sole dispositive power 505,000; shared dispositive power 2,019,538; aggregate amount beneficially owned 3,799,538 (46.9% of the class)
  Comment: Number of shares beneficially owned by Mr. Toghraie with shared voting power includes (i) 1,246,700 shares of Common Stock held directly by Intrepid, of which Mr. Toghraie is the managing director, and (ii) 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.
  
  Number of shares beneficially owned by Mr. Toghraie with sole dispositive power includes 505,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options previously granted to Mr. Toghraie.
  
  Number of shares beneficially owned by Mr. Toghraie with shared dispositive power includes (i) 1,246,700 shares of Common Stock held directly by Intrepid and (ii) 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Intrepid. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.
- INTREPID GLOBAL ADVISORS, INC. (CIK 0001995186): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 2,521,700; sole dispositive power 0; shared dispositive power 2,019,538; aggregate amount beneficially owned 3,294,538 (43.4% of the class)
  Comment: Number of shares beneficially owned by Intrepid with shared voting power includes (i) 1,246,700 shares of Common Stock held directly by Intrepid and (ii) 1,275,000 shares of Common Stock held directly by Don Frank Nathaniel Vasquez. Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.
  
  Number of shares beneficially owned by Intrepid with shared dispositive power includes (i) 1,246,700 shares of Common Stock held directly by Intrepid and (ii) 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by Intrepid. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.
- DON FRANK NATHANIEL VASQUEZ: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,251; shared voting power 1,275,000; sole dispositive power 1,276,251; shared dispositive power 0; aggregate amount beneficially owned 1,276,251 (18.7% of the class)
  Comment: Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Axil Brands, Inc.
Address of issuer's principal executive offices: 9150 WILSHIRE BOULEVARD, UNIT 245, BEVERLY HILLS, California (CA), 90212
Comment:
This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 8") amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeff Toghraie on September 9, 2022 (as amended by the Reporting Persons, the "Schedule 13D" or "Statement"). Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

This Amendment No. 8 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Persons as a result of a change in outstanding shares of Common Stock of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Toghraie may be deemed to beneficially own, in the aggregate, 3,799,538 shares of Common Stock, which represents approximately 46.9% of the Company's outstanding shares of Common Stock, consisting of 1,246,700 shares of Common Stock held directly by Intrepid; 1,275,000 shares of Common Stock held directly by Mr. Vasquez over which Intrepid has voting rights; 505,000 shares of Common Stock issuable upon the exercise of options held by Mr. Toghraie; and 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by Intrepid. Options held by Mr. Toghraie consist of the following: options to purchase 155,000 shares of Common Stock, which have an exercise price of $1.80 per share, were granted on May 10, 2022 and expire April 20, 2032, and are fully vested as of the date of this Statement; and options to purchase 350,000 shares of Common Stock, which have an exercise price of $4.01 per share, were granted on October 14, 2024 and expire October 31, 2034, and vest in 48 equal monthly installments, beginning on October 31, 2024, subject to continued employment through the vesting date. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

Intrepid may be deemed to beneficially own, in the aggregate, 3,294,538 shares of Common Stock, which represents approximately 43.4% of the Company's outstanding shares of Common Stock, consisting of 1,246,700 shares of Common Stock held directly by Intrepid; 772,838 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by Intrepid; and 1,275,000 shares of Common Stock held directly by Mr. Vasquez over which Intrepid has voting rights.

Mr. Vasquez may be deemed to beneficially own, in the aggregate, 1,276,251 shares of Common Stock, which represents approximately 18.7% of the Company's outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on 6,822,681 shares of Common Stock reported by the Company as outstanding as of August 14, 2026 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 18, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Toghraie has sole dispositive power over 505,000 shares of Common Stock. Mr. Toghraie and Intrepid share voting power over 2,521,700 shares of Common Stock and share dispositive power over 2,019,538 shares of Common Stock. Mr. Vasquez has sole voting power over 1,251 shares of Common Stock, shared voting power over 1,275,000 shares of Common Stock, and sole dispositive power over 1,276,251 shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocable Proxy, dated October 17, 2023, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to 1,275,000 shares of Common Stock held directly by Mr. Vasquez. The terms of the Voting Agreement and Irrevocable Proxy will expire on the earlier of: (i) October 17, 2026, (ii) such date and time designated by Intrepid in a written notice to Mr. Vasquez or (iii) the written agreement of Intrepid and Mr. Vasquez to terminate such agreement.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Signatures
- JEFF TOGHRAIE: /s/ Jeff Toghraie, Jeff Toghraie (08/20/2026)
- INTREPID GLOBAL ADVISORS, INC.: /s/ Jeff Toghraie, Jeff Toghraie, Managing Director (08/20/2026)
- DON FRANK NATHANIEL VASQUEZ: /s/ Don Frank Nathaniel Vasquez, Don Frank Nathaniel Vasquez (08/20/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.